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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ASSET ACCEPTANCE CAPITAL CORP.
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
04543P100
(CUSIP Number)
November 28, 2006
(Date of Event Which Requires Filings of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	04543P100

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Rufus H. Reitzel Jr. Trust, Rufus H. Reitzel Jr. Trustee

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United State of America

	5	SOLE VOTING POWER:

NUMBER OF		437,441

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		397,855

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		437,441

WITH:	8	SHARED DISPOSITIVE POWER:

		397,855

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	835,296

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	2.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

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Item 1.
(a)	Name of Issuer:

Asset Acceptance Capital Corp.

(b)	Address of Issuer’s Principal Executive Offices:

28405 Van Dyke Avenue Warren, Michigan 48093
Item 2.
(a)	Name of Person Filing:

Rufus H. Reitzel Jr. Trust, Rufus H. Reitzel Jr. Trustee

(b)	Address of Principal Business Office or, if none, Residence:

83 Shadow Lane Lakeland, FL 33813

(c)	Citizenship:

United States of America

(d)	Title of Class of Securities

Common Stock, $0.01 par value per share

(e)	CUSIP Number

04543P100
Item 3. If this Statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

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(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4. Ownership.
(a)	Amount beneficially owned:

Rufus H. Reitzel Jr. is the direct and indirect beneficial owner of 835,296 shares of common stock of the issuer. Of the 835,296 shares of common stock (i) 437,441 shares of common stock of the issuer are held by the Rufus H. Reitzel Trust, of which Mr. Reitzel is sole trustee; (ii) 79,571 shares of common stock of the issuer are held by the Lisa R. Bradley Trust, of which Mr. Reitzel and his spouse are co-trustees; (iii) 79,571 shares of common stock of the issuer are held by the James Reitzel Trust, of which Mr. Reitzel and his spouse are co-trustees; (iv) 79,571 shares of common stock of the issuer are held by the Stacey James Reitzel Trust, of which Mr. Reitzel and his spouse are co-trustees; (v) 79,571 shares of common stock of the issuer are held by the Tracey Reitzel Trust, of which Mr. Reitzel and his spouse are co-trustees; and (vi) 79,571 shares of common stock of the issuer are held by the Heather Reitzel Irrevocable Trust, of which Mr. Reitzel and his spouse are co-trustees. Mr. Reitzel disclaims beneficial ownership of these shares except to the extent of Mr. Reitzel’s pecuniary interest therein.

(b)	Percent of class: See Paragraph 11 of page 2 of this Schedule 13G. (For purposes of these percentages, the Reporting Person has used 35,344,449 shares as the number of outstanding shares of common stock of the issuer. This number comes from the cover page of the issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 3, 2006 as the number of shares of common stock outstanding.)

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or direct the vote

See Paragraph 5 of page 2 of this Schedule 13G.

(ii)	Shared power to vote or to direct the vote

See Paragraph 6 of page 2 of this Schedule 13G.

(iii)	Sole power to dispose or to direct the disposition of

See Paragraph 7 of page 2 of this Schedule 13G.

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(iv)	Shared power to dispose or to direct the disposition of

See Paragraph 8 of page 2 of this Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
     Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
     Not Applicable

Item 8.	Identification and Classification of Members of the Group.
     Not Applicable.

Item 9.	Notice of Dissolution of Group.
     Not Applicable.

Item 10.	Certification.
     Not Applicable.

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SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 22, 2006	By:	/s/ Rufus H. Reitzel Jr.
Rufus H. Reitzel Jr.

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